

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 27, 2017

<u>Via E-mail</u>
Jonathan W. Kim
Chief Financial Officer
MagnaChip Semiconductor Corporation
c/o MagnaChip Semiconductor S.A.
1, Allée Scheffer, L-2520
Luxembourg, Grand Duchy of Luxembourg

> **Re: MagnaChip Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-34791**

Dear Mr. Kim:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant
                    Office of Electronics and Machinery